EXHIBIT 99.1

Cellectis Provides Business Update and Reports 4th Quarter and Full Year 2021 Financial Results

  Encouraging preliminary results from BALLI-01 study (evaluating UCART22) in relapsed/refractory B-cell Acute Lymphoblastic Leukemia presented at ASH 2021 annual meeting; BALLI-01 currently enrolling at DL3
  On track for planned 2022 IND submission for UCART20x22, our first allogeneic dual CAR T-cell product candidate, in B-cell non-Hodgkin’s Lymphoma

  Two manufacturing sites are now fully operational; on-track to dose patients with investigational medicinal products manufactured in-house in 2022

  Cash position1 of $191 million as of December 31, 2021

  Conference call scheduled for 8AM ET/2PM CET on March 4, 2022

NEW YORK, March 03, 2022 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop potentially life-saving cell and gene therapies, announced its results for the fourth quarter of 2021, and full year ending December 31, 2021.

“In 2021, Cellectis presented encouraging preliminary data from patients who received fludarabine, cyclophosphamide and alemtuzumab preconditioning in the BALLI-01 study at the American Society of Hematology (ASH) 2021 annual meeting. BALLI-01 supports our mission to develop products for patients who remain in dire need of effective treatment options. These results showed that our preconditioning regimen, that included alemtuzumab, was well tolerated and promoted the expansion and clinical activity of UCART22 in patients with advanced B-cell Acute Lymphoblastic Leukemia. Both our Raleigh and Paris manufacturing facilities are now fully operational, with Paris producing plasmids, mRNA and viral vectors, and Raleigh manufacturing UCART22 and UCART20x22.” said Dr. André Choulika, CEO of Cellectis.

“In 2022, we are focusing on patient recruitment into our three ongoing Phase 1 clinical trials BALLI-01, AMELI-01, MELANI-01, (evaluating UCART22, UCART123, and UCARTCS1 respectively) and plan to file an investigational new drug application (IND) in the U.S. for our first allogeneic dual CAR T-cell therapy, UCART20x22. To further support our clinical trials, and with both manufacturing sites now fully operational, we will start dosing patients with investigational medicinal products made in-house.”

________________________
1 Cash position includes cash, cash equivalent, current financial assets and restricted cash. Restricted cash was $5million as of December 31, 2021.

Pipeline highlights

UCART Clinical Development Programs

BALLI-01 (evaluating UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

  In December 2021, the Company reported preliminary results from the FCA arm of the BALLI-01 study of UCART22, for patients with r/r B-ALL at the 63rd Annual Meeting of the American Society of Hematology (ASH 2021).

  Overall, UCART22 after FCA lymphodepletion regimen demonstrated promising signs of anti-leukemic activity at Dose Level 2 (DL2) and Dose Level 2 Intermediate (DL2i), without unexpected or significant treatment-related toxicity. The preliminary data shows that adding alemtuzumab to the fludarabine and cyclophosphamide (FC) lymphodepletion regimen did not adversely affect the overall safety profile and sustained host lymphocyte suppression and promoted expansion of UCART22.

  BALLI-01 is currently enrolling patients at Dose Level 3 (DL3) with FCA preconditioning regimen and Cellectis plans to initiate dosing with a UCART22 product candidate manufactured in-house in H2 2022.

AMELI-01 (evaluating UCART123) in relapsed or refractory acute myeloid leukemia (r/r AML)

  UCART123 is an allogeneic CAR T-cell product candidate targeting CD123 and being evaluated in patients with r/r AML in the AMELI-01, multi-center dose-escalation clinical study.

  AMELI-01 is currently enrolling patients at DL2 with FCA preconditioning regimen.

MELANI-01 (evaluating UCARTCS1) in relapsed or refractory multiple myeloma (r/r MM)

  UCARTCS1 is an allogeneic CAR T-cell product candidate targeting CS1 and is being evaluated in patients with r/r MM in the MELANI-01, multi-center dose-escalation clinical study.

  In May 2021, early preliminary data from the first patients enrolled in the MELANI-01 trial were presented at the American Society of Gene and Cell Therapy (ASGCT) 24th annual meeting. The data validated CS1 as a target for allogeneic CAR T-cells in r/r MM. Moreover, UCARTCS1 expansion and persistence was observed and correlated with changes in relevant serum cytokines and with anti-myeloma activity.

  Cellectis is currently enrolling patients at Dose Level 1 (DL1) with FC preconditioning regimen.

UCART Preclinical Programs

UCART20x22 in relapsed or refractory non hodgkin’s lymphoma (r/r NHL)

  UCART20x22 is our first allogeneic dual CAR T-cell product candidate being developed for patients with r/r NHL. The dual targeting of CD20 and CD22, both validated targets in B-cell malignancies, is designed both for better tumor cell killing and to prevent antigen escape. Further, UCART20x22 is designed to be active against malignant B-cells that express one or both of the target antigens and to offer an alternative to CD19-directed therapies.

  UCART20x22 will also be Cellectis’ first product candidate fully designed, developed and manufactured in-house, showcasing the Company’s transformation into an end-to-end cell and gene therapy platform from discovery, product development, GMP manufacturing, to clinical development.

  An Investigational New Drug application (IND) for UCART20x22 is expected to be filed in 2022.

Licensed Allogeneic CAR-T Cell Development Programs

Allogene Therapeutics, Inc.’s CAR T programs utilize Cellectis technologies. ALLO-501 and ALLO-501A are anti-CD19 products being jointly developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier. Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S. while Servier retains exclusive rights for all other countries. Allogene’s anti-BCMA and anti-CD70 programs are licensed exclusively from Cellectis by Allogene and Allogene holds global development and commercial rights to these programs.

On January 10, 2022, Allogene announced that the U.S. Food and Drug Administration (FDA) had removed the clinical hold on all of Allogene’s clinical trials which had been announced on October 7, 2021. After extensive investigation by Allogene, it was determined that the chromosomal abnormality detected in a single patient treated with ALLO-501A was unrelated to TALEN® gene editing or Allogene’s manufacturing process and had no clinical significance.

Servier and Allogene: anti-CD19 programs

  Allogene presented Phase 1 data from the ALPHA trial with ALLO-501 and ALPHA2 trial with ALLO-501A for the treatment of r/r NHL at the 2021 ASH Annual Meeting. According to Allogene, data from these trials continue to support the promise of its platform to provide a safe and durable alternative to approved autologous CAR T therapies in CAR T naïve patients.

  Enrollment in the Phase 1 ALLO-501 ALPHA trial in r/r NHL has completed accrual. Allogene disclosed that its focus remains on preparing for the pivotal Phase 2 ALPHA2 trial of ALLO-501A in R/R Large B Cell Lymphoma (LBCL), which Allogene reports to be on track to begin mid-year 2022 subject to ongoing discussions with the FDA.

  As part of a concurrent development plan, Allogene intends to launch a separate registrational trial for ALLO-647, Allogene’s anti-CD52 monoclonal antibody, at the time of the ALLO-501A pivotal Phase 2 trial. This trial is intended to demonstrate the safety of ALLO-647 along with its contribution to the overall benefit of the lymphodepletion regimen.

Allogene: anti-BCMA and anti-CD70 programs

  Following the FDA’s clinical hold, Allogene had announced that it has resumed clinical study activities on ALLO-715 and ALLO-605 for r/r MM, and ALLO-316 for advanced or metastatic clear cell renal cell carcinoma (RCC), and began enrolling patients earlier in February 2022.

  Allogene’s anti-BCMA strategy includes its Phase 1 UNIVERSAL trial, which has cohorts evaluating ALLO-715 as a monotherapy, consolidated dosing of ALLO-715 using ALLO-647 to selectively extend the window of lymphodepletion, and ALLO-715 in combination with SpringWorks Therapeutics’ investigational gamma secretase inhibitor, nirogacestat.

  Data from Allogene’s UNIVERSAL trial with ALLO-715 as a monotherapy for the treatment of r/r MM was also presented at ASH 2021, with Allogene reporting that response rates that are similar to the approved autologous CAR T therapy.

Manufacturing Facilities

  Cellectis’ starting materials manufacturing facility in Paris, France is now fully operational, focusing on the production of starting materials including plasmids and mRNA for our TALEN® gene editing technology, and viral vectors for use in clinical manufacturing.

  Cellectis’ UCART GMP manufacturing facility in Raleigh, North Carolina is now fully operational, focusing on Cellectis’ clinical and commercial UCART manufacturing operations as well as manufacturing and release testing of batches of product candidates UCART22 and UCART20x22.

Partnerships

Cytovia Therapeutics

  On February 12, 2021, we entered into a research collaboration and non-exclusive license agreement with Cytovia Therapeutics, Inc., or Cytovia to develop induced Pluripotent Stem Cell (iPSC) iPSCderived Natural Killer (NK) and CAR-NK cells edited with our TALEN (the “Cytovia Agreement”).
  Pursuant to the Cytovia Agreement, as expanded in November 2021 to include a new CAR target and development in China by Cytovia’s joint venture entity, CytoLynx Therapeutics, Cellectis is eligible to receive an upfront cash payment or equity stake in Cytovia of $20 million, if certain conditions (the “Cytovia Conditions”) were met by December 31, 2021, as well as aggregate additional payments of up to $805 million of development, regulatory and sales milestones from Cytovia. Cellectis is also eligible to receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia. Cellectis also received an option to participate in certain future financing rounds by Cytovia. Cellectis is currently in discussions with Cytovia to grant a waiver and to extend the deadline for the Cytovia Conditions, which had not yet been achieved as of December 31, 2021.
  Following Cellectis’ previously announced partnership with Iovance Biotherapeutics in tumor-infiltrating lymphocytes, the collaboration with Cytovia in another cell therapy modality highlights TALEN® as a gene editing technology of choice for cell therapy applications.

2021 Corporate Highlights

Cellectis’ Innovation Days

In May 2021, Cellectis held a week-long virtual event, providing an inside look into the Company’s current and new product candidates pipeline, manufacturing and technologies. To watch a replay of all Cellectis Innovation Days episodes, click here.

Appointments

  On November 4, 2021, Cellectis announced the appointment of Donald A Bergstrom, M.D., Ph.D., as an Observer on the Company’s Board of Directors. Dr. Bergstrom, serves as Executive Vice President, Head of Research and Development at Relay Therapeutics, Inc., a clinical-stage precision medicines company. He brings with him over 15 years of experience in the biopharmaceutical and medical industries.
  On February 10, 2022, Cellectis announced the appointment of Bing Wang, Ph.D, MBA as Chief Financial Officer and member of Cellectis’ executive committee. Dr. Wang is a highly accomplished biotechnology executive who brings extensive global finance experience in the biotechnology industry including a background with global public companies in corporate finance, mergers and acquisitions, operations management systems, and financial planning and analysis. He joins Cellectis to oversee the company’s global finance team reporting directly to Chief Executive Officer, André Choulika, PhD.

ATM program

  On March 29, 2021, Cellectis announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $125.0 million of American Depositary Shares (“ADS”). Each ADS represents one ordinary share of the Company.
  On April 9, 2021, the Company announced that it completed sales of approximately $47 million of ADS pursuant to the ATM program, comprising an aggregate of 2,415,630 new ADSs and the same number of underlying new ordinary shares were issued to existing and new investors at an at-the-market price of $19.50 per new ADS.

2021 Financial Results

The condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 61.8% stockholder (as of December 31, 2021) and 56.1% as of March 3, 2022, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q4 2021 and Full Year 2021 financial results press release.

Fourth Quarter and Full Year 2021 Financial Results

Cash: As of December 31, 2021, Cellectis, including Calyxt, had $191 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $177 million are attributable to Cellectis on a stand-alone basis. This compares to $274 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2020, of which $244 million was attributable to Cellectis on a stand-alone basis. This net decrease of $83 million primarily reflects (i) $116 million of net cash flows used in operating, investing and lease financing activities of Cellectis, (ii) $20 million of net cash flows used in operating, capital expenditures and lease financing activities of Calyxt and (iii) $6 million of unfavorable FOREX impact which was partially offset by (iv) $49 million of equity proceeds raised from sales under the Company’s “At-The-Market” (ATM) program in April 2021 and Calyxt ATM program during the fourth quarter of 2021 and (v) $10 million of proceeds from stock options exercises at Cellectis. Based on the current operating plan and financial projections, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $177 million as of December 31, 2021 will fund its operations into early 2024.

Revenues and Other Income: Consolidated revenues and other income were $14 million for the three months ended December 31, 2021 compared to $16 million for the three months ended December 31, 2020. Consolidated revenues and other income were $67 million for the year ended December 31, 2021 compared to $82 million for the year ended December 31, 2020. 58% of consolidated revenues and other income was attributable to Cellectis in the full year of 2021. This decrease between the year ended December 31, 2021 and 2020 was mainly attributable to a $29 million upfront payment received in March 2020 and the recognition of $20 million of other previously-received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier. That was partially offset by (i) the recognition of a $20.0 trade receivable obtained as consideration for a license granted to Cytovia, (ii) $10.0 million related to the recognition of two Allogene milestones, (iii) the increase in sales of soybean products at Calyxt for $4 million, and (iv) Calyxt’s Paycheck Protection Program loan forgiveness obtained in April 2021 for 1.5 million, and is partially offset by a decrease in licenses revenues of $2 million.

Cost of Revenues: Consolidated cost of revenues were $2 million for the three months ended December 31, 2021 compared to $19 million for the three months ended December 31, 2020. Consolidated cost of revenues was $31 million for the year ended December 31, 2021 compared to $36 million for the year ended December 31, 2020. This decrease was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $32 million for the three months ended December 31, 2021 compared to $23 million for the three months ended December 31, 2020. Consolidated R&D expenses were $129 million for the year ended December 31, 2021 compared to $87 million for the year ended December 31, 2020. 91% of consolidated R&D expenses was attributable to Cellectis in the full year of 2021. The $42 million increase between the full year of 2021 and 2020 was primarily attributable to (i) higher wages and salaries and social charges on stock option grants of $14 million, to (ii) higher purchases, external and other expenses of $25 million and to (iii) higher non-cash stock-based compensation expenses of $3 million.

SG&A Expenses: Consolidated SG&A expenses were $10 million for the three months ended December 31, 2021 compared to $12 million for the three months ended December 31, 2020. Consolidated SG&A expenses were $38 million for the year ended December 31, 2021 compared to $44 million for the year ended December 31, 2020. 60% of consolidated SG&A expenses was attributable to Cellectis in the full year of 2021. The $6 million decrease was mainly attributable to lower non-cash stock-based compensation expenses of $6 million and a decrease in wages and salaries of $1 million partially offset by an increase in social charges on stock option grants and purchases, external expenses and other of $1 million.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $25 million (or $0.55 per share) for the three months ended December 31, 2021, of which $21 million was attributed to Cellectis, compared to $41 million (or $0.95 per share) for the three months ended December 31, 2020, of which $34 million was attributed to Cellectis. The consolidated net loss attributable to shareholders of Cellectis was $114 million (or $2.55 per share) for the year ended December 31, 2021, of which $97 million loss was attributed to Cellectis, compared to a loss of $81 million (or $1.91 per share) for the year ended December 31, 2020, of which $54 million was attributable to Cellectis. This $33 million increase in net loss between full year 2021 and 2020 was primarily driven by a decrease in revenues and other income of $15 million and by an increase in operating expenses of $30 million and a decrease in non controlling interests of $5 million partially offset a by $18 million increase in net financial gain.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $22 million (or $0.48 per share) for the three months ended December 31, 2021, of which $19 million is attributed to Cellectis, compared to a net loss of $37 million (or $0.88 per share) for the three months ended December 31, 2020, of which $31 million was attributed to Cellectis. The consolidated adjusted net loss attributable to Shareholders of Cellectis was $102 million (or $2.27 per share) for the year ended December 31, 2021, of which $85 million loss was attributable to Cellectis, compared to a loss of $67 million (or $1.57 loss per share) for the year ended December 31, 2020, of which $44 million was attributable to Cellectis.

Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for 2022 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1, UCART20x22, and
  Operating our manufacturing capabilities in Paris (France), and Raleigh (North Carolina, U.S.A);
  and continuing to strengthen our manufacturing and clinical departments, including hiring talented, highly-qualified individuals

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of
	December 31, 2020	December 31, 2021

ASSETS
Non-current assets
Intangible assets	1,584	1,854
Property, plant, and equipment	71,673	78,846
Right-of-use assets	73,845	69,423
Other non-current financial assets	7,007	6,524
Total non-current assets	154,109	156,647

Current assets
Inventories	1,606	-
Trade receivables	5,171	20,361
Subsidies receivables	10,703	9,268
Other current assets	29,643	9,665
Cash and cash equivalent and Current financial assets	268,239	186,135
Total current assets	315,362	225,429
TOTAL ASSETS	469,471	382,076

LIABILITIES
Shareholders’ equity
Share capital	2,785	2,945
Premiums related to the share capital	872,134	934,696
Currency translation adjustment	(4,089)	(18,021)
Retained earnings	(505,961)	(584,129)
Net income (loss)	(81,074)	(114,197)
Total shareholders’ equity - Group Share	283,795	221,293
Non-controlling interests	25,051	15,181
Total shareholders’ equity	308,846	236,474

Non-current liabilities
Non-current financial liabilities	28,836	20,030
Non-current lease debts	75,764	71,526
Non-current provisions	4,010	4,073
Other non-current liabilities	-	626
Total non-current liabilities	108,610	96,254

Current liabilities
Current financial liabilities		2,354
Current lease debts	6,696	8,329
Trade payables	24,609	23,762
Deferred revenues and deferred income	452	301
Current provisions	1,131	871
Other current liabilities	19,127	13,731
Total current liabilities	52,015	49,348
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	469,471	382,076

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Fourth quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month periods ended December 31, 2021
	2020	2021

Revenues and other income
Revenues	13,649	12,205
Other income	1,983	1,458
Total revenues and other income	15,632	13,663
Operating expenses
Cost of revenue	(18,644)	(2,247)
Research and development expenses	(23,395)	(32,367)
Selling, general and administrative expenses	(12,490)	(9,976)
Other operating income (expenses)	(267)	5
Total operating expenses	(54,796)	(44,585)

Operating income (loss)	(39,164)	(30,922)

Financial gain (loss)	(7,567)	2,842

Net income (loss)	(46,730)	(28,080)
Attributable to shareholders of Cellectis	(40,607)	(24,996)
Attributable to non-controlling interests	(6,123)	(3,084)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.95)	(0.55)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.95)	(0.55)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Full Year
($ in thousands, except per share data)

	For the year ended December 31,
	2020	2021

Revenues and other income
Revenues	73,949	57,293
Other income	8,507	9,778
Total revenues and other income	82,456	67,071
Operating expenses
Cost of revenue	(36,275)	(31,360)
Research and development expenses	(86,950)	(129,030)
Selling, general and administrative expenses	(44,201)	(37,869)
Other operating income (expenses)	(467)	511
Total operating expenses	(167,893)	(197,748)

Operating income (loss)	(85,437)	(130,677)

Financial gain (loss)	(12,046)	5,570

Net income (loss)	(97,483)	(125,107)
Attributable to shareholders of Cellectis	(81,074)	(114,197)
Attributable to non-controlling interests	(16,409)	(10,910)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.91)	(2.55)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.91)	(2.55)

CELLECTIS S.A.

DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Fourth Quarter
(unaudited) - ($ in thousands)

	For the three-month period ended December 31, 2020			For the three-month period ended December 31, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	13,424	225	13,649	1,943	10,262	12,205
External other income	-	1,983	1,983	-	1,458	1,458
External revenues and other income	13,424	2,208	15,632	1,943	11,720	13,663
Cost of revenue	(18,258)	(386)	(18,644)	(2,004)	(243)	(2,247)
Research and development expenses	(2,508)	(20,887)	(23,395)	(2,832)	(29,535)	(32,367)
Selling, general and administrative expenses	(5,449)	(7,041)	(12,490)	(3,467)	(6,509)	(9,976)
Other operating income and expenses	(17)	(250)	(267)	(2)	7	5
Total operating expenses	(26,232)	(28,564)	(54,796)	(8,305)	(36,280)	(44,585)
Operating income (loss) before tax	(12,808)	(26,356)	(39,164)	(6,362)	(24,560)	(30,922)
Financial gain (loss)	(270)	(7,297)	(7,567)	(287)	3,129	2,842
Net income (loss)	(13,078)	(33,652)	(46,730)	(6,649)	(21,431)	(28,080)
Non controlling interests	6,123	-	6,123	3,084	-	3,084
Net income (loss) attributable to shareholders of Cellectis	(6,955)	(33,652)	(40,607)	(3,565)	(21,431)	(24,997)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	247	1,785	2,032	228	2,459	2,686
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	580	529	1,109	303	211	514
Adjustment of share-based compensation attributable to shareholders of Cellectis	827	2,314	3,141	530	2,670	3,200
Adjusted net income (loss) attributable to shareholders of Cellectis	(6,128)	(31,338)	(37,466)	(3,035)	(18,761)	(21,796)
Depreciation and amortization	(653)	(2,593)	(3,246)	(279)	(2,461)	(2,740)
Additions to tangible and intangible assets	887	7,477	8,364	811	1,005	1,816

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE
SEGMENTS – Full Year
- ($ in thousands)

	For the year ended December 31, 2020			For the year ended December 31, 2021
($ in thousands)	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	22,892	51,057	73,949	26,946	30,347	57,293
External other income	-	8,507	8,507	1,528	8,250	9,778
External revenues and other income	22,892	59,564	82,456	28,475	38,597	67,071
Cost of revenue	(34,324)	(1,951)	(36,275)	(29,517)	(1,844)	(31,360)
Research and development expenses	(9,903)	(77,048)	(86,951)	(11,190)	(117,840)	(129,030)
Selling, general and administrative expenses	(21,688)	(22,513)	(44,201)	(14,987)	(22,882)	(37,869)
Other operating income and expenses	(103)	(363)	(466)	23	488	511
Total operating expenses	(66,018)	(101,875)	(167,893)	(55,671)	(142,077)	(197,748)
Operating income (loss) before tax	(43,126)	(42,311)	(85,437)	(27,196)	(103,481)	(130,677)
Net financial gain (loss)	(776)	(11,270)	(12,046)	(1,162)	6,731	5,570
Net income (loss)	(43,902)	(53,581)	(97,483)	(28,358)	(96,749)	(125,107)
Non-controlling interests	16,409	-	16,409	10,910	-	10,910
Net income (loss) attributable to shareholders of Cellectis	(27,493)	(53,581)	(81,074)	(17,448)	(96,749)	(114,197)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	801	6,790	7,591	909	9,381	10,290
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	3,536	3,238	6,774	95	2,113	2,207
Adjustment of share-based compensation attributable to shareholders of Cellectis	4,337	10,028	14,365	1,004	11,493	12,497
Adjusted net income (loss) attributable to shareholders of Cellectis	(23,156)	(43,553)	(66,709)	(16,444)	(85,256)	(101,700)
Depreciation and amortization tangible and intangible assets	(1,869)	(7,950)	(9,819)	(1,208)	(6,371)	(7,579)
Additions to tangible and intangible assets	1,786	48,813	50,599	1,187	15,451	16,638

Note Regarding Use of Non-IFRS Financial Measures
Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Fourth Quarter

(unaudited)
($ in thousands, except per share data)

	For the three-month periods ended December 31, 2021
	2020	2021

Net income (loss) attributable to shareholders of Cellectis	(40,607)	(24,996)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	3,141	3,200
Adjusted net income (loss) attributable to shareholders of Cellectis	(37,466)	(21,796)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.88)	(0.48)

Weighted average number of outstanding shares, basic (units) (1)	42,589,496	45,481,310

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.88)	(0.48)

Weighted average number of outstanding shares, diluted (units) (1)	42,589,496	45,481,310

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Full Year
(unaudited)
($ in thousands, except per share data)

	For the year ended December 31,
	2020	2021

Net income (loss) attributable to shareholders of Cellectis	(81,074)	(114,197)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	14,365	12,497
Adjusted net income (loss) attributable to shareholders of Cellectis	(66,709)	(101,700)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.57)	(2.27)

Weighted average number of outstanding shares, basic (units) (1)	42,503,447	44,820,279

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(1.57)	(2.27)

Weighted average number of outstanding shares, diluted (units) (1)	42,503,447	44,820,279

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

Conference Call and Webcast Details
Cellectis will host a live conference call and live audio webcast on March 4th, 2022 at 8AM EDT / 2:00PM CET to discuss fourth quarter and full year 2021 results and provide a business update.

Dial-In Information
Live (US/Canada): + 1(877) 451-6152
Live (international): + 1(201) 389-0879
Conference ID: 13727032

Webcast
Webcast link: https://viavid.webcasts.com/starthere.jsp?ei=1528796&tp_key=c23a20c39e

The webcast audio will be made available for one year on Cellectis’ website, linked here.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs.
As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.
Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

AlloCAR T™ is a trademark of Allogene Therapeutics, Inc.

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577

Forward-looking Statements
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners Servier and Allogene. Forward-looking statements include statements about  advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the adequacy of our supply  of clinical vials, the  operational capabilities at our manufacturing facilities, and the sufficiency of cash to fund operation. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachments

  20220303_PR_Q42021_ENGLISH _FINAL .pdf (https://ml.globenewswire.com/Resource/Download/392c5c1d-64a4-4da8-b001-d443a7de5aa4)